Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Goldman, Sachs & Co.

200 West Street

New York, New York 10282

November 9, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Barbara C. Jacobs

Re:	Instructure, Inc.
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters (the “Representatives”), hereby join in the request of Instructure, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-207349) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on November 12, 2015, or as soon thereafter as is practicable. The undersigned, as Representatives of the underwriters, confirms that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the Preliminary Prospectus dated November 2, 2015, was distributed by us, as representatives of the several underwriters, approximately as follows from November 2, 2015 through the date hereof:

Copies to underwriters	354
Copies to dealers	15
Copies to institutional investors	3,700
Copies to others/retail	358
Total	4,427

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours, Morgan Stanley & Co. LLC Goldman, Sachs & Co.

By: Morgan Stanley & Co. LLC As representative of the several underwriters

By:	/s/ Kanishka Roy

Name:	Kanishka Roy

Title:	Vice President

By: Goldman, Sachs & Co. As representative of the several underwriters

By:	/s/ Jung Min

Name:	Jung Min

Title:	Managing Director

Underwriters’ Acceleration Request Signature Page